UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FORWARD INDUSTRIES, INC.
(Name of Issuer)

Common Stock, $ 0.01 par value
(Title of Class of Securities)

349862300
(CUSIP Number)

Michael Mies, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301
+1 650 470 3130
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Terence Bernard Wise
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

UK

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

1,608,541 shares of Common Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

1,608,541 shares of Common Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,608,541 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

19.6% of Common Stock
14.	Type of Reporting Person

IN

Item 1. Security and Issuer.

This Amendment No. 3 (“Amendment”) to Schedule 13D relates to the Common Stock, $.01 par value per share (the “Common Stock”), of Forward Industries, Inc. (“Forward” or the "Company"), a New York corporation. The address of the principal executive office of Forward is 477 Rosemary Avenue, Suite 219, West Palm Beach FL 33401. The initial statement on Schedule 13D, previously filed by Terence Bernard Wise on December 15, 2011, as amended, is hereby amended and supplemented with respect to the items set forth in this Amendment.

Item 2. Identity and Background.

(a) - (c).  This statement is filed by an individual, Terence Bernard Wise (“Mr. Wise”), who resides at Flat 2, 11 Cadogan Square, London SW1X OHT, United Kingdom.  Mr. Wise is a U.K. resident and citizen and is a private businessman involved in the furniture, plastics, luggage and accessories industries.

(d) - (f).  Mr. Wise, who is a U.K. citizen, has not, during the past five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As stated below, on December 11, 2013, the Company granted Mr. Wise 15,000 shares of restricted common stock as part of his compensation for serving on the Company's Board of Directors.  No funds were paid by Mr. Wise in connection with the grant.

Item 4. Purpose of Transaction.

On June 6, 2014, Mr. Wise delivered a letter to Forward (the “Nomination Letter”) nominating Mr. Wise, Howard Morgan, Michael Luetkemeyer and Eric Freitag, as nominees (the "Nominees") for election to the Board of Directors of Forward (the “Board”) at the 2014 annual meeting of stockholders of Forward (the “2014 Annual Meeting”).   Mr. Wise has engaged, and intends to continue to engage, in discussions with management and the Board regarding the nomination of directors at the 2014 Annual Meeting and the composition of Forward's Board, generally, as well as ways to enhance stockholder value.

On June 6, 2014, Mr. Wise delivered a letter to the Chairman of the Board, Frank LaGrange (Grange) Johnson, and other Board members, expressing strong disappointment at the management and Board’s failure to address the numerous issues facing Forward or engage in a constructive dialogue with Mr. Wise regarding the clear and compelling need for change in the composition of the Board. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In the letter, Mr. Wise expressed his concern with Forward's chronic underperformance, poor corporate governance standards and lack of independence on the Board.  Mr. Wise also expressed serious misgivings about a recent series of related-party transactions involving Mr. Johnson.  Accordingly, Mr. Wise intends to solicit proxies for the election of himself and his three independent, highly-qualified candidates, including two veterans of the medical device and healthcare sector, Forward's largest market, with high level operational or board experience at medical device companies,  a seasoned executive in the consumer durable products industry and a direct stockholder representative with 30 years of experience in the furniture, plastics, luggage and accessories industries. Mr. Wise concluded that he remains open to a constructive dialogue with management and the Board regarding Board composition and maximizing value at Forward.

In addition, on December 11, 2013, the Company granted Mr. Wise 15,000 shares of restricted common stock pursuant to the 2007 Equity Incentive Plan as part of his compensation for serving on the Company's Board of Directors.  The restricted common stock vests on December 11, 2014, the first anniversary of the date of grant.

Mr. Wise does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  Mr. Wise intends to review his investment in Forward on a continuing basis.  Depending on various factors including, without limitation, Forward’s financial position and investment strategy, changes in market prices of Forward's Common Stock and conditions in the securities markets and general economic and industry conditions, Mr. Wise may in the future take such actions with respect to his investment in Forward as he deems appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of Forward and others about Forward and Mr. Wise’s investment, making proposals to Forward concerning changes to the capitalization, ownership structure, board structure (including board composition), corporate governance or operations of Forward,  or changing his intentions with respect to any and all matters referred to in Item 4. Mr. Wise may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as he deems advisable depending on various factors including those set forth above.

Mr. Wise reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in Forward, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all or part of the Common Stock beneficially owned by him, in the public market or privately negotiated transactions.  Mr. Wise may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mr. Wise beneficially owns 1,608,541 shares of Forward’s Common Stock, representing 19.62% of the issued and outstanding shares of Common Stock (based on an aggregate of 8,195,808 shares of Common Stock outstanding as reported in Forward's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014), including 10,000 shares of common stock subject to options exercisable within 60 days of the date hereof and 15,000 shares of restricted common stock that vest on the first anniversary of the grant date, December 11, 2014.  Mr. Wise has sole voting power over all shares owned by him and sole dispositive power over all the shares owned by him other than the 15,000 shares of unvested restricted common stock over which he does not have dispositive power.

(c) In the 60 days prior to this filing, Mr. Wise has not acquired any of Forward's Common Stock.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Wise has entered into letter agreements with each of Messrs. Howard Morgan, Eric Freitag and  Michael Luetkemeyer,  (the "Nominee Indemnification Agreements"), under which each has agreed to serve as Mr. Wise's nominee for election to the Board and to serve as a director if elected. Pursuant to the Nominee Indemnification Agreements, Mr. Wise has agreed to indemnify each Nominee for losses arising out of such Nominee's service as a nominee for election to the Board. The foregoing summary of the Nominee Indemnification Agreement is qualified in its entirety by reference to the full text of the Nominee Indemnification Agreements, the form of which is attached as Exhibit 99.2 hereto and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

The information in Item 7 is hereby amended and supplemented as follows:

Exhibit 99.1	Letter to the Chairman and Board of Forward, dated June 6, 2014

Exhibit 99.2	Form of Nominee Indemnification Agreement.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Date: June 6, 2014
	By:	/s/Terence Bernard Wise
	Name:	Terence Bernard Wise